Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	November 28, 2011
For Immediate Release	NR#11-14

MAG SILVER ANNOUNCES SEVEN NEW SILVER / LEAD/ ZINC
SULPHIDE INTERCEPTS AT CINCO DE MAYO

CM11-380: 386 g/t (12.4 opt) silver with 14.0% zinc and 8.2% lead over 3.98 metres. Including: 1,170 g/t (34.0 opt) silver with 13.7% zinc and 19.1% lead over 0.86 metres.

Vancouver, B.C.  MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces significant massive sulphide intercepts in each of seven recent holes in on-going exploration drilling of its 100% owned Cinco de Mayo (or “Cinco”) property in northern Chihuahua State, Mexico. The holes were drilled on 200-250 metre centres approximately 2,000 metre along strike to the southeast from the significant Jose Manto (See Press Release of January 20th, 2009).  Combined with earlier drilling, continuous silver-lead-zinc manto mineralization now appears to extend for at least 4,000 metres (See map below). Importantly, these recent intercepts lie 150-200 metres closer to the surface than most of the principal known Jose Manto body, dramatically improving potential accessibility in any future development.

The best new hole is Hole CM11-380, which cut 386 grams per tonne (g/t) (12.4 ounces per tonne (opt)) silver with 14.0% zinc and 8.2% lead over 3.98 metres (298.88 to 302.86 metres downhole) including a high grade core of 1,170 g/t (34.0 opt) silver with 13.7% zinc and 19.1% lead over 0.86 metres. Thin limestone beds separate this principal intercept from additional mineralized layers, creating an overall 11.1 metre interval grading 163 g/t (4.8 opt) silver with 7.8% zinc and 3.7% lead.  All reported intercepts appear to be true width.

The remaining six holes have all cut massive sulphides ranging from 1.5 to 5.25 metres in thickness (Hole 377 reports 5.25 metres grading 280 g/t (9.0 opt) silver with 6.1% lead and 6.2% zinc); the two for which assays are pending are compositionally similar to the five holes for which assays are reported in Table 1 below.  As is typical of the Jose Manto, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness.  Sulphides are dominated by pyrite, argentiferous galena and dark coloured sphalerite.  Barite is locally abundant.

Combined, the seven new intercepts fill the 2 kilometre “gap” along the mineralized corridor between the Jose Manto and Cinco Ridge (the “Bridge Zone”) and extend the Cinco Ridge zone several hundred additional metres to the southeast.  The overall pattern of intercepts, when integrated with the Jose Manto, indicates continuous manto-style mineralization at least 4,000 metres long that ramps irregularly downwards to the northwest from 200 to 450 metres depth. This confirms that a very large Carbonate Replacement (“CRD””) system is present on the Cinco de Mayo property. This evidence is also supported by the presence of the nearby large and high grade molybdenum and gold deposit at Pozo Seco.

Mineralization is still open in all directions and lateral offsets of the current holes are planned for drilling in 2012 to determine the width and continuity of mineralization in the area and where mineralization thicknesses in the manto are greatest.

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Table 1:  Assay Results Jose Manto – Cinco Ridge (Bridge Zone)
HOLE ID	FROM (METRES)	TO (METRES)	INTERVAL (METRES)	GOLD (G/T)	SILVER (G/T)	SILVER (OPT)	LEAD (%)	ZINC (%)
CM11-370	285.76	286.51	0.75	0.015	36	1.2	1.28	2.36
and	300.05	302.16	2.11	0.329	81	2.6	3.53	20.16
and	311.75	313.75	2.00	0.131	299	9.6	6.41	10.99
including	312.65	313.25	0.60	0.113	903	29.0	16.82	15.33
and	343.40	344.09	0.69	0.074	185	5.9	8.68	14.30
CM11-377	253.25	258.50	5.25	0.220	280	9.0	6.11	6.25
including	254.09	255.53	1.44	0.278	878	28.2	18.93	12.94
and	364.46	365.68	1.22	0.047	78	2.5	5.45	4.81
CM11-380	286.51	287.31	0.80	1.350	68	2.2	0.82	4.71
and	291.74	302.86	11.12	0.268	163	5.2	3.68	7.76
including	298.88	302.86	3.98	0.522	386	12.4	8.19	14.06
including	299.73	300.59	0.86	0.231	1170	37.6	19.05	13.70
CM11-381	351.29	354.92	3.63	0.613	217	7.0	7.44	12.05
CM11-382	202.28	203.73	1.45	0.01	59.9	1.9	0.22	0.13
CM11-383	Assays Pending
CM11-384	Assays Pending

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, which is subject to a NSR. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

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On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Figure one:  Jose Manto – Cinco Ridge Mineralized Corridor (Bridge Zone)

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Known extent of Jose Manto Mineralization
Alluvium
New Bridge Zone Mineralization
Cinco Ridge Mineralization
383
370
380
377
381
382
384
4,000 m
Finlay
Alluvium
Lagrima
Finlay
Legend
Planned Drinning
Current Drilling
New DDH Hole
New Awaiting Results
Previous Drilling
Structures
Silicified Structures
0
1
kilometres

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